For Immediate Release

Contact:                 Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc. Announces Enhanced Discount Management Plan

New York, NY (August 17, 2010) – Korea Equity Fund, Inc. (NYSE:KEF) (the “Fund”) announced today that its Board of Directors (the “Board”) has revised the Discount Management Plan announced on June 3, 2010.  The Fund also announced that the date of its 2010 Annual Meeting of Shareholders has been changed to September 15, 2010.

The initial Discount Management Plan consisted of an open-market share repurchase program and a tender offer component.  The Fund commenced share repurchases on the New York Stock Exchange on July 1, 2010.  As of August 13, 2010, the Fund had repurchased 149,609 shares of its common stock.

Based on preliminary proxy voting results and feedback from certain of the investors in the Fund, the Board of Directors understands that a significant number of investors favor a means for greater liquidity for their shares than is provided under the current Discount Management Plan.  Accordingly, the Board of Directors has approved an enhanced Discount Management Plan that will provide increased liquidity for shareholders.  Under the new Plan, the Fund will commence a tender offer for up to 20 percent of its outstanding common stock.  The terms and timing of such tender offer will be determined and announced on a date subsequent to the Annual Meeting of Shareholders.  In addition, following completion of the initial tender offer, the Board will annually evaluate whether, taking into account the Fund’s performance, trading discount from net asset value and other relevant factors, the Fund should make an additional tender offer for between 5 and 15 percent of its outstanding shares.  In connection with tender offers launched by the Fund, the Board of Directors will determine whether shareholders who tender their shares will receive a pro rata portion of each of the Fund’s portfolio securities (other than illiquid securities and securities with transfer restrictions) or, alternatively, cash.  The Board of Directors’ determination on this issue will take into account regulatory and timing considerations posed by such options.

In light of the proposed tender offer and applicable regulatory restrictions, the Fund discontinued open-market repurchases of its common stock at the close of business on August 13, 2010.

Following the completion of the initial tender offer, the Board of Directors will monitor the extent to which the Fund’s shares may trade at a discount from their net asset value.  Depending on the levels of any discounts, the Board may consider resuming open-market repurchases or taking other action, including further modification of the Discount Management Plan, it believes is in the best interests of the Fund.

The Fund invests primarily in the securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the Investment Adviser to the Fund.

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